

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2011

Justin Chen
Tongjitang Chinese Medicines Company
5th Floor, Block B, Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People's Republic of China

> **Re:** **Tongjitang Chinese Medicines Company**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on January 19, 2011**
> **File No. 005-83729**

Dear Mr. Chen:

We have reviewed your response letter dated January 19, 2011, and the above-referenced amended filing, and have the following additional comments. Where prior comments are referenced, they refer to our letter dated December 23, 2010. Where we use defined terms in this letter, they have the same meaning as in your amended filing.

Exhibit 99(a)(1)

Summary Term Sheet, page 1

Position of the Buyer Parties as to Fairness, page 3

1. In the first sentence you define "Buyer Parties," but in the last sentence you state that "in the Merger Agreement and where the terms of the Merger Agreement are described, the term 'Buyer Parties' refers to Hanmax, Fosun and Merger Sub only." Given the possibility of confusion, please tell us why you considered using separate defined terms to distinguish between the definition of "Buyer Parties" in the Transaction Statement and the Merger Agreement. Alternatively, revise this disclosure document to differentiate and clarify.

Financing of the Merger, page 4

2.   Refer to comment 8 in our prior comment letter. In your revised disclosure here, briefly describe or explain the "transaction documents relating to the going private transaction" upon which funding under the credit facility is conditioned.

3.   Your disclosure indicates that part of the funds for the purchase of shares will come from cash contributions by Hanmax and Fosun. Quantify the amount of funds that will come from these parties and those that will come from your credit facility with CITIC. As you know, funds needed to pay customary fees and expenses and pay for purchased shares are expected to total $24 million, and the CITIC credit facility will provide access to $25 million.

Identity and Background of Filing Persons, page 18

4.   We note your use of the defined term "Filing Persons" throughout the Transaction Statement. It does not appear that you have defined this term. Please revise.

Special Factors, page 20

Background of the Proposed Merger, page 20

5.   We reissue prior comment 14; please revise to provide a more detailed discussion of the sale process for your non-core assets. Specifically address how potential buyers were identified and approached.

6.   We reissue prior comment 15; please revise your disclosure on page 24 to provide a more detailed explanation of how Morgan Stanley identified prospective buyers.

7.   We note your response to prior comment 17 and the revised disclosure you have provided in response in the proxy statement under "Background of the Proposed Merger." We do not necessarily agree with your conclusions regarding the timeliness of the filing of the Schedule 13D by the relevant parties.

8.   We note your response to prior comment 18. Please revise to provide a more detailed explanation of "the information received from the Company's management" referenced in the first sentence on page 23.

9.   We note your response to prior comment 21. As we previously noted in our comments, the disclosure in the Background section reveals that during the course of the negotiations leading up to the proposed transaction, several financing commitment letters received by the purchasers expired. Please revise to explain why, if known, the commitment letters had such short durations.

Justin Chen
Tongjitang Chinese Medicines Company
January 31, 2011
Page 3

Board of Directors Deliberations, page 33

10.   We note your response to prior comment 25. The company's position as to fairness
        appears to include affiliated security holders because some of the company's affiliates are
        shareholders. Rule 13e-3, however, requires affiliates to state whether the transaction is
        fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A, Exchange Act
        Rule 13e-3(a)(4) and Exchange Act Release 34-17719 at Q&A 21 (April 13, 1981) for
        guidance. Please revise to expressly disclose whether the company believes that the
        transaction is substantively and procedurally fair to unaffiliated security holders.

Certain Financial Projections, page 35

11.   We note that you have included financial projections provided to Morgan Stanley and the
        independent committee in your revised disclosure document. It appears that these
        projections were not prepared in accordance with US GAAP. As a result, advise what
        consideration you have given as to whether the inclusion of these projections would
        require additional disclosure under Rule 100(a) of Regulation G. We may have
        additional comments after we review your response.

Purposes of and Reasons for the Proposed Merger, page 51

12.   We reissue prior comment 34. In addition, provide a more detailed explanation of why
        the factors presented in the bullet point list on page 52 are more prevalent now "more
        than any other time" in the company's operating history.

13.   We reissue prior comment 35 with respect to the company.

Financial Information, page 79

14.   We note your response to prior comment 38. Although Item 503(d) of Regulation S-K
        refers to registered debt securities or preference equity securities, the ratio of earnings to
        fixed charges required by Item 1010(a)(3) and (c)(4) of Regulation M-A is not limited to
        circumstances in which a company has registered debt securities and/or preference equity
        securities. Rather, Item 1010(a)(3) and (c)(4) of Regulation M-A requires that you
        present your ratio of earnings to fixed charges "in a manner consistent with 503(d) of
        Regulation S-K." The fixed charges referred to by the item requirement are not limited to
        those associated with registered debt or preference equity securities and should be
        presented in all circumstances in which you have any fixed charges. Please revise.

If you have questions about these comments or about your filing generally, please do not hesitate to contact me at (202) 551-3263. Please send all correspondence to me at the following ZIP code: 20549-3628

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (650) 815-2601
Louis Lehot, Esq.
Sheppard Mullin Richter & Hampton LLP